Exhibit (d)(4)

AMENDMENT TO CONFIDENTIALITY, NON-DISCLOSURE AND NON-SOLICITATION AGREEMENT

This Amendment to the Confidentiality, Non-Disclosure and Non-Solicitation Agreement (this “Amendment”) is made and entered into effective as of July 31, 2013 by and between Verenium Corporation, a Delaware corporation located at 3550 John Hopkins Court, San Diego, California 92121 (“Verenium”) and BASF Corporation, a Delaware company with a principal address at 100 Campus Drive, Florham Park, New Jersey 07932 (“Company”), individually known as a “Party” and collectively known as the “Parties.” Capitalized terms not otherwise defined herein shall have the same meaning set forth in the Original Agreement (as defined below).

RECITALS:

WHEREAS, the Parties entered into that certain Confidentiality, Non-Disclosure and Non-Solicitation Agreement, dated May 1, 2013 (the “Original Agreement”, and as amended hereby, the “Agreement”).

WHEREAS, the Parties hereto desire to amend the Original Agreement as described below to protect limited disclosure of certain sensitive information, some of which may have been previously redacted from disclosure.

NOW, THEREFORE, in consideration of the premises hereof and the mutual covenants and conditions hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.              Amendment of Section 3 of the Original Agreement.  Section 3 of the Original Agreement is hereby amended by adding the following at the end of Section 3:

“Notwithstanding anything in the Agreement to the contrary, if Verenium designates particular Confidential Information as set forth in Exhibit A, which shall be revised from time to time by mutual signed agreement by the Parties, as “Limited Group Only”, Company agrees, and Company agrees to cause its Representatives (including the Limited Group Members (as defined below)), not to disclose such Confidential Information to any of Company’s Representatives or anyone else, except for the persons listed in Exhibit B, attached hereto, as designated and amended from time to time by mutual signed agreement by the Parties (collectively, the “Limited Group Members”).  For the avoidance of doubt, Confidential Information designated as “Limited Group Only” shall not be shared by any Limited Group Member with any other Representative of the Company, including in-house counsel or outside counsel that is not a Limited Group Member, unless Verenium agrees in writing to remove such designation.  Subject to Section 4 of the Agreement, but notwithstanding any other terms in the Agreement to the contrary, the obligations of the Company and the Limited Group Members to protect such “Limited Group Only” designated Confidential Information shall survive the termination or expiration of this Agreement for a period of ten (10) years.

2.              Modification; Waiver.  To the extent that any of the terms of the Original Agreement are inconsistent with the terms of this Amendment, this Amendment shall control.  Except as set forth herein, the terms and conditions of the Original Agreement shall remain in full force and effect.

3.              Counterparts.  This Amendment may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Amendment (in counterparts or otherwise) by electronic transmission or facsimile shall be sufficient to bind the parties to the terms and conditions of this Amendment.

[Signature page follows.]

ACCEPTED AND AGREED as of the date first written above.

BASF Corporation		Verenium Corporation

By:	/s/ Julie Wong	By:	/s/ Jeffrey G. Black

Name:	Julie Wong	Name:	Jeffrey G. Black

Title:	Assistant Secretary	Title:	Chief Financial Officer